Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: November 17th

On November 14th and 17th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on X/Twitter, YouTube, Substack, Apple Podcasts and Spotify:

TRANSCRIPT: Max Vol Podcast Episode 12

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Jeff Park: You know, it's not been great that the ETF inflows have turned a little bit negative. You know, it's not great that the treasury companies have not been able to buy as much as people had anticipated. Even though Sailor has been doing heroic things, coming up with new preferred structures, as has strived to permit the opportunity to have more digital credit in the space. Um, but in the end, like we probably still do need more of that flow to come in to offset what otherwise is coming to be some persistent supply. Do you have a view as to four-year cycle tops?

Anthony Pompliano: What's going on, guys? Today we got a great episode with Jeff Park. Jeff is a partner and chief investment officer at Procap BTC. And in this conversation, we talk about Bitcoin. Why is it going sideways? Should you be worried? On top of that, we get into the 50-year mortgage, the tariff dividend checks, what's going on with the government being the last lender of resort to the AI data centers, and then we even get into some things around Square's recent launch of Bitcoin payments, what's going on with stable coins, and of course, got to finish it up and let you know, are we bullish or bearish. Here's my latest conversation with Jeff Bark.

All right, Jeff, it seems like Bitcoin is trading in this like range. It's going from $100K to like $115 and back just back and forth, back and forth. Um, is 100K like this new base and there's consolidation and we should kind of think of this as a a negative thing where we can't break out to the upside or actually is this a really positive thing because there seems to be this like persistent bid of institutions and large capital pools who are just saying like we want to buy anything below 100k you know we're we're buyers of Bitcoin there

Jeff: The demand and the put if you will as you've described it is definitely there so that's something we should take some relief in nonetheless it has been discourage ouraging that we've had many peaks to troughs draw down this year over a mainstream cycle that otherwise we should expect. I think there's like eight different counts of draw downs at this point for we can't expand outside of like a 20% range and bitcoin as we know needs a little bit of volatility to make breakout moves. So the question is why is there selling pressure at any given time and uh you know one of the metrics that I think is really interesting uh and glass node does a really great job presenting it is this metric called short-term holder realized profit to loss ratio and that metric actually hit 2 earlier this week. What that means is that 80% of those who have been acquiring Bitcoin recently are underwater and they're the ones that are selling. So this is not the same narrative of the giant whales that have been sleeping for 15 years and coming to market and selling, you know, thousands of bitcoins at a time. We're continuing to see that kick in. But there is a little bit of capitulation, if you will, with short-term investors who came in as well. Um, that I think is healthy because those are generally the same people who come back to buy when there's momentum of a breakout. So that money can actually be more of an accelerate in the future. Um but nonetheless there is definitely some kind of supply that seems to be ever present between this $110-$115k range and anytime you go near there there is some downward pressure. Uh and that's why I think everyone is so focused on the $100K because when you look at the range of where like the back bids would be that it starts to thin out a little bit where we can imagine we're going to start testing 95 and and ranges that otherwise we would be disappointed to see at this point of the cycle. Um but you know it's not been great that the ETF inflows have turned a little bit negative. You know it's not great that the treasury companies have not been able to buy as much as people had anticipated even though Saylor has been doing heroic things coming up with new preferred structures as has strived to permit the opportunity have more digital credit in the space. Um but in the end like we probably still do need more of that flow to come in to offset what otherwise is coming to be some persistent supply.

Anthony: Do you have a view as to four year cycle tops extension of bull markets volatility like what what's kind of maybe your current uh weekly check-in on you know what what is transpiring

Jeff: You know I think sometimes like maybe what we're living through now is a pull forward of what might have been the four-year cycle in 2026 like are we now digesting what otherwise could have been a challenging environment preemptively to have a great run come 2026 and the reason is because so much of I think what we're going to see for Bitcoin going forward will be in sync with institutional capital uh because it has now entered the mainstream era where the flows we're talking about the next level of capital flows is really coming from that channel and those investors are much more in sync with like global macro credit cycles than they are with like you know the block itself and experiencing the happenings they they don't really care about that and so I do think genuinely the four-year cycle is broken but it doesn't mean we're not not going to have cycles. It's just the cycles probably correlate more to what people think of as risk on and risk off assets. And Bitcoin has this unique property where it can be both. You know, this I this week the other thing that's giving me a lot of confidence is we are hitting higher highs hopefully with the uh equities market like it's so close to surpassing 6,900 again for S&P and gold too. Hey, it's been on a bit of a climb and I think it's going to hit 420 pretty soon there again 4200. And so if those things hit both risk on it and risk off where people are just wanting to find a way to save capital that is kind of I think the bat signal if you will for Bitcoin to perform.

Anthony: Now what's interesting is Bitcoin is supposed to be a solution to uh this degradation of purchasing power the printing of money uh national debt exploding etc. Uh a big thing that people point to as to the pain from all of that is home affordability. Uh people can't afford homes and that's a big problem. Uh rather than simply say Bitcoin is the solution to everything, which is the solution to a lot of things, not everything, but a lot of things, we now have a proposal for a 50-year mortgage. And I've seen a lot of different takes. I've seen people who love it. I've seen people who hate it. I've seen people who said, "If you don't want it, don't get it." Right? How do you evaluate like maybe why a 50-year mortgage idea is being floated and then is it a good idea or not?

Jeff: Yes. So, before we come to judgment, let's discuss what are the facts.

Anthony: Um spoken like a lawyer. Love it.

Jeff: Well, we got to get the numbers in, right? I like to be at least empirical as we can talk about some of these things. The first is UBS put out a great study which they have shown now that for an average mortgage size, most Americans would benefit by roughly cutting their payment monthly about $100 by extending it from 30 to 50 years, $100 a month. But in return of that, the interest would now double in total for the acral for the rest of the loan's duration. So the question is, is the $100 a month actually meaningful enough to double the total interest expenditure expect of this loan? The second um number I would uh point to is the average home buyer in this country is now 59 years old. That's the average home buyer and the average first-time home buyer is about 40 years old. That means that average home buyers that are being first- timers are decreasing which is the third number I would like to bring to point which is 20%. 20% of all home purchases these today is first-time home buyers. Meaning 80% are not first-time home buyers. They're second home buyers, third home buyers, fourth home buyers, whatever they're doing. But the reason they're buying multiple homes is no doubt because they are looking at it as an investment property in conjunction to the utility of it being a dwelling. Right? And so that's the fundamental question at play here. What is the role of a home? Who deserves the right to have home ownership? Uh and should there be some preferential treatment across generations for the utility of a home that is beyond investment speculation but also because it is related to the growth and productivity that the person is contributing to by being a homeowner. Uh and so the idea of extending it from 30-year to 50-year is in my opinion probably one of the worst political move you can make to uh anger both the left and the right. And it's predominantly because you're going to find most of the young people very unhappy. You have to imagine the young people are already so disadvantaged. They graduate from college with so much student debt that they already feel like they're not earning enough opportunities to pay off that debt. No less the idea that then you're going to be a first-time home buyer when you're 40 years old to pay off your home when you're 90 years old when the average mortality in this country is 70. I mean, that's basically saying you're not going to pay your home until you die. And then you'll hear some boomers say that's fine because actually the home will just get passed on to their children. No, they're not. These people are not having kids. If you're in debt for the rest of your life to your 90, what on earth would you think the benefit would be for you to have a child so you can then throw their your own debt to the next generation? Right? These are pretty evil things that are being discussed at some level. And so I think that the the appropriate question is like one as Americans, do we want home price to always go up? And do we want home price nonetheless to be anchored with some economic productivity that isn't just investment speculation? And should we change something about it beyond just kind of the financing element of it, but like a social element to bring home prices back to a level where we all believe is actually the right um solution both market based but also like social uh needs-based.

Anthony: Mhm. Now, you had this great tweet explaining some of the other systems in the world, specifically in Asia, how um I think one of the systems, uh you can't buy a home in an area you're not from. Thought that was very interesting. Another was basically like, uh your your family's roots determine home like just explain some of these other models maybe that people have. And I don't know that you were necessarily condoning or or you know kind of um advocating for one of these but I don't think at least from my ignorant western mind right that I fully understood maybe some of these other systems.

Jeff: Yeah. No it's a great question and I love talking about this because home model across the world is so varied and it usually starts with the concept of land itself. So here in the US, the idea of owning deeds to land is pretty much taken for granted. But if you go even to like the UK, right, actually most homes you even buy in London, the land itself is not what you buy. You buy the property on the land with a very long-term lease to which the government or in many case the monarchy can actually take back the land, right? And so this bifurcation of land as an asset and then the property on top of the asset in itself is in many countries uh detached. In the US they tend to be a little bit more unified which makes American um capitalism a little bit more distinct than others. And look the reason I brought Asian countries uh as proxies is because Asians love speculating on real estate, right? I mean that's why I brought it. It's not because I endorse China. It's not because I endorse their policies or Singapore, but because these are probably the most um kind of investment into real estate loving groups of people you'll find on Earth. And the reason is simple, too. Like, it's because for all the wealth creation the Chinese have had, there's no way to put that money to work, right? I mean, like their stock market's crap. It's not as good as ours. And so, they just need something that can store value. And real estate is the first thing they can latch on to. Uh, and so they want to invest in it. So because he's so problematic in the east, they've taken on a little bit more of an authoritarian policy in some sense to be able to control for the flow of capital. In China's case, for example, they have a welfare system called hookah. And this welfare system is really unknown to Americans and they might even think it's a little bit strange. But I think uh in some sense it makes sense for some aspects of it uh to be maybe even practiced here in the US which is which is the idea that like in China if you're born in a certain um city the social benefits that come with being a citizen such as you know health care or home ownership or um whatever that you might need is localized to where you're born. And that means if you move for labor reasons to a different city, those benefits don't necessarily translate with you. So you then do become like a second class citizen as a like a almost like a migrant laborer from the countryside to the city side even internationally like within China. And there's a little bit of like a discriminatory system there. But the reason I think they do this is because they ultimately want to entice some sense of cultural awareness of their home towns and like incentivize people to also like invest in their hometown and like separate capital movement with labor movement uh as much as possible. So you can imagine in scenarios in the US like part of what I think um most economists are even aware but they won't admittedly refuse is that like labor mobility isn't everything right because we talk about like oh capitalism works because free movement of labor means there's perfect price for opportunities for the individuals. Well guess what it's generally only the wealthy that move around a bunch and they usually move around because they're trying to not pay taxes. You never hear about the like lower class having any labor mobility. they're actually stuck in many cases. And so this is actually kind of a problem. Imagine on top of that in a post-covid world where so much work can be done remotely that geographical arbitrage becomes even more extreme uh and pretty specific to the conditions of the times we're in. So I think that aspect of it uh is is really changing a lot of the ways people should think about like labor and uh and capital movement across borders. And that's ultimately what home ownership is, right? like you have to live hopefully where you work. Unless we're going to break that social contract and you don't have to do that, then there are some policies which you have to support your local workers for.

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Anthony: Now, as we are watching this kind of play out here in the United States, I think that whether it's a 50-year mortgage, just building more housing, one of the data points I saw that was fascinating is building luxury apartments actually drives down the cost of affordable apartments. So, it's a little counterintuitive, right? People think that you need to build more low-income housing or more affordable housing. You always hear people talking about that. Um but it's not just doing that. It is actually if you just build more housing including a luxury apartments, you essentially provide relief. So now some portion of the population says, "Oh, there's more apartments. Let me go and take a luxury apartment." And that frees up the affordable housing for other people and pushes down kind of the price. That was fascinating that you just have to build more housing.

Jeff Park: Yes.

Anthony: It really is that simple.

Jeff: Yeah. And also, you know, one thing the US, I think, is doing a better job now than it historically had done before is you do want to discriminate a little bit between foreign investors and domestic investors. And the US is not like draconian about this the way Asian countries are, where there's like specific limitations. If you're foreigners, you can't buy, but clearly they're building certain uh products in the New York real estate market that is meant to be owned by foreign investors at price points for which they're definitely at a premium to then provide some subsidy effect. otherwise that would come through the city for other kinds of housing. That being said, it's not perfect and there are still some things that I think is like fairly nefarious in that public private partnership construct which is like have you have you have you heard the poor door here in New York?

Anthony: No. What's that?

Jeff Park: So, the poor door is a throwback in time, but there used to be some tax concessions for certain property developers that if you're building subsidized units within the same luxury condominiums, you can actually um get like a better get better tax deals for basically the condo owners. And the way then you have to do that is you have to let the public um housing folks or the lower income housing folks live in the same condo as those who are willing to pay the market price which you could imagine most people who pay market price in New York doesn't want to do that right so they created what is called the poor door and so every now and then you'll see these condos where there's this main entrance which is what most people use and then you see like other people use a side door like on a different corner of that building and it's actually an entrance to the exact same building. So, they're in the same building, but maybe they're going to different floors and those floors basically you just never see if you're in the primary residence of a different complex. They're they're also not allowed to like use the same amenities. So, then they can't use the gym, they can't use the pool or whatever that is in the condos, but they're all living together. I think it's so weird and bizarre that this is a thing that we decided is okay. Like imagine you're a family who happens to live in the subsidized units and you have to tell your children, "Oh, you can't go through the main entrance where other people are going through. You have to go through this door cuz our units is subsidized. And by the way, we can't use the gym that like other kids are using in the same building." I mean, nothing makes me more angry than the concept of even developers thinking this was like a legitimate outcome to taking advantage of a tax subsidy. And yet, you see some of these buildings that have what now is just called the poor door. And uh it's a little heartbreaking to me.

Anthony: Well, you put the incentive there, people are going to capitalize on it, right? Like it's kind of this weird dynamic of, you know, you can get mad at the developer, but in a weird way, it's like don't put the incentive there. And so it's uh you know, the the road to hell is paved with great intentions. Kind of a perfect example.

Jeff: And and and to the benefit of those who are living there in the substate unit, it's a great experience, right? They're living in a luxury condominium, paying below market rent, and they won the lottery, too. They're very happy to be there because it is offm market. But it's just this idea of like is this society okay? Like are we okay with creating these like bifurcated two-level markets, right? I think even the way we talk about the K-shaped economy all the time like is literally living in this corridor building.

Anthony: Mhm. Now if we go and we take a look at uh another thing that has been suggested as a potential solution is why don't we just give people money like you know uh socialism is uh now the the uh all the rage in New York City. Um, Washington DC, let's give out $2,000 stimulus checks. Uh, we'll call them tariff dividends. Uh, last time this happened, stocks went up, Bitcoin went up. I mean, it was freaking bazooka. This is amazing for asset owners. It was not so good for the bottom 50% who didn't own assets. Very high inflation, lots of problems there. Um, I don't know if they're actually going to do this, but just the insinuation, the announcement, the potential, everyone I I felt like, uh, everyone had come in from the wild. They had, you know, stored their horses away, taking off their cowboy hats. They were getting ready to sit down, take a nap, and all of a sudden, $2,000 stimulus check. You say, "So putting the cowboy hats on, get the horses, like, let's ride again, right?"

Jeff: Oh my gosh. This reminds me uh when I was in high school, I think it was like my sophomore year, I thought about running for like class office, right? Uh and you know, when you're in high school, you have to run a campaign, too, and you got to promise stuff. And usually the kids are promising different extracurriculars or a homecoming is going to be a little different this way, blah blah. Um but there was always this open question like, can you like give them stuff like can you give like I don't know iPods to your friends to be like, vote for me. Uh and of course the schools would say no, you absolutely cannot provide like monetary value because that's called a bribe. And to see this unfold in the national stage of our elections now as if this is a totally normal thing is incredible, right? Cuz that $2,000 refund, if you will, is definitely an economic motivation for votes. And that is a backdoor channel to what otherwise people will call bribes. And I think all of this roots back ultimately to one of the most significant Supreme Court cases that still has not yet been overturned, which is Citizens versus United when the line between public interests and the role of capital in influencing political outcomes that may be divergent from public interests has been unleashed. I think to solve at the core the chaotic outcomes of public and private money that is not aligning is we have to revisit um citizens versus united and that's probably where it starts and then only then can we like heal as a country morally to really think about the role of like money in the ways that intersects with like public governance in in the in the actual office.

Anthony: Now, another area where we see uh government wanting to dangle its little fingers is uh potentially backstopping all these AI lending deals. Um there's some controversy as to whether they actually got asked to backs stop or not. Um yeah, they said yes. Uh then OpenAI kind of pulled back a little bit, said no, we didn't say that. And then I saw a document that kind of sort of insinuated it. I don't know what's true, what's not true, but just the concept of the government backstopping, risk-taking, that seems a little uh wrenching towards a bad idea, you know, a little bit more.

Jeff: It's a really interesting question that deserves more opinement by society at large, which is um you know, in in in theory, great things can happen with government supporting long duration missions, right? What's really good about public capital and the way governments can support investments is that they can take multi-decade long views and not worry about immediate quarterly earnings. Right? It's kind of the reason why QE works even though all the securities on the balance sheet is marked to market at a loss today they're not selling it because they're going to wait for it to mature pull to par so they because they can right governments can take multi-decade long views. Um so in some sense if you are able to strike good public private partnership there can be valuable things the the however there can also be really bad outcomes if the incentives are aligned incorrectly and this is where I think people are trying to sniff out like what is the motivation what is the structuring uh what's the timeline in which it will materialize um and what are the moral hazards that otherwise it could create the thing that is really concerning as an outsider of AI industry for me as I observe it is the AI industry um clearly needs more compute and now the narrative is that basically we have to commoditize energy and the compute so that everyone can find it accessible as like a public utility. So what they're saying is like just like the way that like the government supported telecom investment and DARPA and like rocketry and all these things like compute is now that same utility and so the input cost has to be as cheap as possible for all the great things to come out of it and innovation that can build on top. The question is what are the levels of transmission that is happening between that input of what is called utility to otherwise is service added that then becomes the the the consumer facing product that has more leverage and pricing power. And so it's not totally obvious to me that we can make the same comparison that like you know data and compute is like electricity right because like some of the older technologies that have been supported by the government to give us scale were not nearly in my opinion as asymmetric as the way AI could be nor accelerating as much as AI could be. For instance like when electricity happened right it was great. It was definitely productivity boosting but why was it productivity boosting? First and foremost, it'll allow people to work longer hours because now you can work at night, right? But that's a pretty linear thing. Like I used to work only six hours a day. Now I can work 12. It's pretty linear, right? Um cars and things like that. Same thing. Like it used to take me, you know, 20 hours to get somewhere. Now I can go there in like 2 hours or whatever it may be. Like you're you're you're kind of linearly improving upon some of the human capacity for output. It's not very clear to me like what the um price of labor will be in the context of the price of capital when we talk about AI data centers. To me there it's a totally different tectonic shift. And we know that there is a tenuous relationship with the price of capital and the price of labor that needs to self-sufficiently provide a flywheel for society to function. And if we start going down the route where hey we're going to subsidize everything by the government for which is the very thing that is going to displace the human labor force. I mean that is not probably what the business of government is right the business of government cannot be to displace the labor force in the long run. And that I think is the million-dollar question. When we say we want a federal backs stop, is this a backs stop to what means and what is the outcome that we're trying to achieve? And without some conversation around labor retention in the ways that we can have a more robust conversation, that isn't going to be a lack of social security safety nets. I don't think that society at large is ready to backs stop something where they know that the victim is themselves.

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Anthony: So, um, two things that I immediately jumped to mind. One is, uh, very clarifying question whenever the government starts talking about this stuff, what is the metric of success, right? And I don't think it would be labor market participation, right? Um, but even if you just think about like, okay, if you're going to financially do something, how do you measure the success? Is it we don't want anyone to go bankrupt? Okay, well that means you're going to save bad come like people who did bad deals, right? Which means inherently like those are the deals that should go bankrupt. So you can't really do that or that's a misallocation of funds. Um are you going to optimize for the number of data centers or maybe the efficiency of data centers or the amount of compute or packets or you know I mean you start like going through all stuff and it's like it's unclear to me what the actual right metric would be. Now, I'm not some AI expert or, you know, energy expert uh that that is um you know, claiming that I could figure out what the the government's data point should be, but it does feel like there is a um US-based capacity that as kind of an aggregate measurement, however somebody wants to to cut that, the more capacity we have, the better. And whether that comes from lots of small sites, a few big sites, um is that cut up among 20 companies or three companies, you know, it almost just feels like capacity is actually the thing that we should wrap our head around. I don't know if the government being the lender of last resort actually can impact capacity because they can provide funding, but it's not clear that funding is the limiting factor there, right? like getting everything built and all that kind of stuff. If it's failing, okay, you get more money, but does that mean you actually get more capacity online? Like it it just feels like we're a little like too indirect to what the thing that we actually care about.

Jeff: Yeah. And it's also like not really within the genes of like American governments, right? Like we're founded upon the principles of open markets where price discovery happens naturally without there being a huge government back stop. Like it makes a little more sense when you have industrial policies in countries like China where they take like much longer views and they're willing to subsidize a lot of things for a long period of time. But culturally like we're not built off of that being the mode of operation. I'm open to the idea that we might have to change the direction to compete more aggressively to having that mindset which could be a rejuvenation of what like the role of American government could be. But historically US government has not been a great capital allocator. I would almost argue they also have not been able to sponsor national champions uh very directly in ways that they should have. One of the reasons 5G has been lost upon the US is because we lost Bell Laboratories, right? I mean we basically let it go. Uh and so in the end some of the things that just has to happen is more going to be market principles driven and capacity is one of the things where you can build a lot for but if there are people that are not going to use it then like you know it is going to have to be paid back in in a different way. Uh and there is a great question as to like you know as far as like machine learning goes how much of this thing do you actually need to do it like onshore versus offshore where the output is the thing that ultimately becomes the input to the higher value added things to build on top of too right and we don't know what that kind of look through looks like just yet either

Anthony: We're going to do it in space I think Basil said that right I think he did yeah like uh I've also seen Delian at uh uh Varda and Founders Fund fame. Uh he says, "Stop talking to me about this. This is a dumb idea." I kind of like that. Like you got two space entrepreneurs, Jeff Bezos vers Delian. Who's going to uh who's going to be right? I don't know.

Jeff: I mean, it kind of makes sense. I I mean, you just don't know. You don't know. And it's not to say like not knowing means there can't be a path for action, but it's clear that this particular conversation is hitting a lot of nerve at the societal level because there's so much at risk. And really to me it's it's no different than like the constant transformation of risk that happens under the guise of like the central bank, right? So you know historically we used to think of monetary policy as this independent thing from fiscal policy. We now know they're very much married, right? It started with probably Janet Yellen when she decided to weaponize the Treasury with active Treasury issuance where she showed monetary policy can absolutely be political. So that's out of the cat. The next evolution of this conversation is does monetary policy become industrial policy or does industrial policy affect monetary policy and if you provide cheap

Anthony: Depends who the Fed is.

Jeff: It but it also depends on like what you were mentioning which is like what are the national strategic goals of a country and like the way to subsidize that outcome and if we decide like power is something that has to be commoditized energy then ultimately this is a different kind of risk transformation that the central bank and other entities are permitting right if you think about QE at large they're basically doing risk transformation across two segments one is liquidity transformation right between the short end and the back end and Then if they're being more aggressive, it's a credit transformation where they're basically subsidizing or enriching different credit spread premiums based on what securities they choose to own on their balance sheet, be it MBS or ABS or whatever else, right? The third is really energy transformation, which they historically have not done because that's not part of the mandate of the construct of money. But if we start talking about capital investment for data centers, right, which then has ties to the cost of labor, it absolutely will start drawing connectivity and tissues to which monetary policy is now industrial policy. And that's what I think um Powell knows. Powell has not been shy mentioning that the most unknowable risk today is the displacement that is happening in the labor force with AI at the center where there is just no precedence for what that could mean for um rate setting policies.

Anthony: Um somebody who is not going to have their job taken is all these politicians. They're all going to vote on market structure bill. Yeah. um once the government opens again, what's your take on the recent uh proposed market structure bill?

Jeff: Well, um the there's lots of I think complexity to different stakeholders still ironing out uh important conversations, but the one that I think is clear that we can speak through today is that the CFTC will own a larger domain uh over crypto than the SEC. Um, and I think that is directionally correct in my opinion because the CFTC is in the business of financial innovation at large and it's in the business of managing capital efficiency and leverage and derivatives products and to me uh the things that crypto is really building upon which is this new settlement layer that brings capital efficiency at different speed is basically what that is. uh it makes more sense to me that it would be monitored as a commodity in that format. Um, now I think it also speaks to the fact that crypto is global, right? Because the US is very much uh onshore regulator for investment securities that Americans are generally accessing. Uh, unless you're going to the different like offshore private fund model, right? So, it's it's very much like a domestic thing. Crypto is global as are commodities. So, it makes sense that the CFTC be the regulator who's able to look at the broadest section of like global commodities markets and coming up with rulemaking. Um so that's good. Uh and that clarity will allow more types of innovations to come through with DeFi protocols where historically for instance this past week um unis swap announced that they're going to turn on the fee switch. Right? This is huge. It's momentous. People have been wanting this for a long period of time because unis swap is very profitable. They settled trillions of dollars and there should be a way to uh bring value accrual to the token holders. And yet Gensler had been so adamant about tying the economics of unis swap to the token holders that it could never be turned on. Well, now they're turning it on. And I think that kind of proactive measures will be now more likely with the CFTC at the helm than the SEC.

Anthony: Coinbase also is allowing Monad to uh launch on uh on their platform. Unis swap, monad, all these things. For the people who are like hardcore Bitcoin, they may be like why what's the point here? more capital markets coming in this manner whether it's revenue driving whether it's launching of these tokens you know Coinbase had pretty much got rid of all ICO type you know behaviors etc is this just like the merging of traditional finance and uh kind of the crypto world

Jeff: well let's see at the fundamental root of this question is like what is crypto right and like you know so many people have

Anthony: Crypto will be dead in a decade that's why I keep telling people

Jeff: I mean it's it's weird because you know earlier today I was at the The Tie conference which they do such a great job putting together an institutional crowd to talk about Bitcoin and crypto, but a lot of things people are focused on with stable coins. A lot of people are focused on uh tokenization, and it's because that's kind of stuff that JP Morgan can get involved in. Uh and I heard the curse words of private blockchain one too many times from this conference yet again. And so it was almost like this idea of like, oh, are we going back to this high trust environment versus the low trust environment of consumer adoption that requires humans to just have institutional intermediation? like is that is that basically the current version of crypto adoption and is that what we meant when we started the crypto revolution you know out of out of 2009. So you know these things I think have a pendulum and they swing back and forth but one one aspect of it is that the institutions are coming and so the people that are spending money the people that are experiencing mergers and acquisitions have all today have been within those centralized service provisioning um so I think it's good I mean I think it's good that at some level like these real problems are being tackled upon and it will have like consumer implications too like for example Mastercard and Visa announced last week as well that they're finally looking to settle the 20-year lawsuit that they've been having on their swipe fees with their merchants, right? This is a 20-year battle, right? We were like in college or maybe high school even when this had begun and it was still not settled. Why are they settling now? They're settling now because they know stable coins are coming and they know that there is actually a giant competitor ahead that is basically going to take all their market share because you can't charge 2.5% for every swipes. And that's great for Americans, right? Whether you believe in crypto as privacy, you know, permissionless, blockchain, whatever, like it is great that stable coin is coming because it will in the end impact consumer uh better for having more competition in the space and we should la for that. So I I always go a little back and forth on like what the motivation and mission of crypto is. And the thing that I think is my northstar is it improves people's lives. If it improves people lives in whatever kind of dimension we're measuring it, then then I think it's a success.

Anthony: I think it's a great framework. Um, Square trying to improve the merchants lives. Now, uh, you can go and you can spend Bitcoin at a bunch of places. What's your take on this?

Jeff: Well, I would say first and foremost, please don't spend your Bitcoin to buy a cup of coffee. We know that's not a good idea. There's lots of horror stories that come of it. Um, and yet at the same time, like I've always wanted more adoption of Bitcoin being used as a means of payments to engender the productivity question of what Bitcoin means beyond being a store of value. So, this is one step in the direction that is absolutely correct for the future role of what Bitcoin could be. Um, and look, Lightning Network, I think, for all its controversies and successes, uh, is just a great player because they're well-intentioned, well capitalized about that long-term mission, almost like the way that like public utilities have to be. So, you know, what's great about it is ultimately um, the Lightning Network is built on Bitcoin, right? So this actually does take the security budget in mind in consideration where opening and closing the liquidity channels that ultimately pro provision for the transmission are bitcoin transactions. So even though not every aspect of things that the lightning network does accrue to Bitcoin, there are some elements of it which does and that's great because Bitcoin has always needed more economic activities and I think anytime you bring that narrative to the forefront, it's mission aligned for more prosperity for Bitcoin or themselves too. That being said, I think there's a limit. You can't really spend more than like 600 bucks or something on the merchant side. And this again goes back to some of the fundamental challenges with how lightning network itself works um by having collateralized bitcoin that has to travel through some of these um liquidity pools. But uh but in the end hopefully we can do larger transactions. And my uh my own kind of personal view is that Bitcoin is actually more useful for larger transactions that um it's not the coffees I want to pay for. It's probably the larger things like home purchases or you know fronting college education or other things that you know are bigger expenses that it's maybe worthwhile thinking about the construct of spending and saving in bitcoin in ahead of that um in in ahead of that consumption.

Anthony: Does the Square app allow you to spend with stable coins?

Jeff: Yes. Yes. I think in in fact um it even I think gives the merchant a choice as to whether you want to receive or convert um your your cash into Bitcoin too and you can pick.

Anthony: Interesting. Yeah. Yeah. I just think that um I understand that the promise of Bitcoin is this like electronic peer-to-peer cash system. Uh to your point, spending Bitcoin um on small purchases probably doesn't make a ton of sense. Uh at the same time kind of let people do what they want with their money.

Jeff: Yeah.

Anthony: Right. Um, but it does feel like the stable coin has kind of co-opted the medium of exchange use case. Uh, and I would actually argue like that's probably a good thing um, for people today. At some point in the future, if Bitcoin is stable enough and pricing is in Bitcoin, like that may not be the the case, but right now like you want to spend dollars that are going to be worth less in the future, right? And so um enabling Bitcoin is great, but also it's like you should give people an option to use the digital rails and stable coins as well.

Jeff: Yeah. In the end um you know payments is a two-sided transaction for someone who's selling it, someone's receiving it. So in the most neutral sense, the hope is that whoever receives it then keeps it in Bitcoin too and they will be able to screw value and in some sense this also allows the possibility for many commercial companies to become Bitcoin treasuries themselves, right? Which is an incredible thing. Um, if you can own Bitcoin on your balance sheet as a corporate, whatever small business you may be running, the outsized impact that can have for you for your business survivability in the future if Bitcoin continues to pace its price is is humongous. And now we've provided ultimately that optionality for thousands of merchants out there who now can just actually take Bitcoin. And that I think is also the other side of if the consumers are spending well the businesses are now going to save in Bitcoin.

Anthony: Makes sense to me. All right. Where can we send some people to find you on the internet?

Jeff: You can find me on X. Uh, my handle is DGT100011 and you can also find me on my Substack, same handle.

Anthony: Amazing. Thank you so much for doing it. We'll do it again next week.

~~ end transcript ~~

Substack

Bitcoin Trading Below $100K: Consolidation, Institutional Flows, and Market Evolution

The consolidation phase may reveal more about Bitcoin's maturation than any breakout could.

MAX VOL PODCAST
NOV 17,
2025

Anthony Pompliano recently sat down with Jeff Park, CIO at Procap BTC, to discuss Bitcoin’s recent sideways trading action and explore the broader implications for digital capital markets.

Key TakeaWays

♦	Short-term holder capitulation is healthy. With 80% of recent buyers underwater, the market is shaking out weak hands who will return as momentum buyers during breakouts.

♦	The four-year cycle is evolving. Bitcoin now trades with institutional capital flows and macro credit cycles rather than halving-driven supply shocks.

♦	Housing policy reveals generational fractures. A 50-year mortgage would trap young Americans in lifetime debt while average mortality sits at 70 years.

♦	Regulatory clarity enables innovation. The CFTC’s expanded role over crypto allows projects like Uniswap to finally activate economic models for token holders.

♦	Stablecoins won the payments race. Bitcoin’s role as store of value remains paramount while dollar-denominated stablecoins handle medium of exchange functions more efficiently.

BiotcoinʼS Consolidation Around 100k

Bitcoin has been trading around $100,000, experiencing eight separate drawdowns exceeding 20% this cycle. Park pointed to a critical metric from Glassnode: the short-term holder realized profit to loss ratio hit 2.0 earlier this week. Translation: 80% of recent Bitcoin buyers are currently underwater.

This isn’t the narrative of long-dormant whales selling after 15 years of holding.

Instead, it represents capitulation from newer entrants who chase momentum. Park views this as healthy market action because these same participants typically return as aggressive buyers during breakouts, providing fuel for future rallies.

The persistent selling pressure around $100,000 has concerned market participants. ETF inflows have turned slightly negative, and treasury companies like MicroStrategy, despite heroic efforts with new preferred structures, haven’t been able to buy as much Bitcoin as anticipated. The market appears to need additional institutional flow to offset what has become a persistent supply at higher price levels.

The Four-Year Cycle Thesis May Be Breaking

Park offered a contrarian perspective on Bitcoin’s traditional four-year cycle. He suggested the market may be digesting what could have been a challenging 2026 environment preemptively, setting up for a stronger run next year.

The fundamental shift: Bitcoin now moves in sync with institutional capital rather than block halvings. These institutional investors care about global macro credit cycles, not Bitcoin-specific events like the halving. Park noted that Bitcoin possesses a unique property where it can function as both a risk-on and risk-off asset. This duality becomes powerful when both equities and gold hit new highs simultaneously, creating what he called the bat signal for Bitcoin performance.

Beyond Bitcoin : Housing Policy And Economic Structure

The conversation pivoted to broader economic questions, including the controversial 50-year mortgage proposal. Park presented the numbers: UBS research shows the average American would save approximately $100 per month by extending from a 30- year to 50-year mortgage, but would pay double the total interest over the loan’s lifetime.

The real concern runs deeper. The average home buyer in America is now 59 years old. First-time home buyers average 40 years old and represent only 20% of all home purchases. This means 80% of buyers are purchasing second, third, or fourth homes, treating real estate primarily as investment property rather than shelter.

Park warned that a 50-year mortgage would anger both political extremes. Young people already graduate with substantial student debt and limited earning opportunities. Now they would become first-time homeowners at 40 and own their homes outright at 90, when average mortality sits at 70. They would never truly own their homes and would be unlikely to have children to pass that debt to the next generation.

Regulatory Clarity And Market Structure

On the regulatory front, Park expressed optimism about the proposed market structure bill giving the CFTC a larger domain over crypto than the SEC. The CFTC focuses on financial innovation, capital efficiency, and derivatives products, making it better suited to oversee crypto’s new settlement layer.

This clarity has already enabled innovation. Uniswap announced it would finally turn on its fee switch, allowing value accrual to token holders after years of regulatory uncertainty under former SEC Chair Gensler. The protocol has settled trillions of dollars and can now reward its community appropriately.

Bitcoin Payments and the Stablecoin Question

Square’s announcement enabling Bitcoin payments through Lightning Network sparked discussion about Bitcoin’s role as a medium of exchange. Park acknowledged the irony: he wants more Bitcoin payment adoption to demonstrate its utility beyond store of value, but advises against spending Bitcoin on small purchases.

The reality is that stablecoins have effectively co-opted the medium of exchange use case. Park sees this as positive for consumers today. People should spend dollars that depreciate rather than Bitcoin that appreciates. The Lightning Network integration does allow merchants to become Bitcoin treasury companies themselves, accepting payments and holding Bitcoin on their balance sheets.

Want to Watch the Full Episode? 👇

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Disclaimer: This content may reference ProCap Financial or its affiliates. Nothing shared is investment advice. Full disclaimer: https://columbuscirclecap.com/disclaimer/

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IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC"), ProCap Financial, Inc., a Delaware corporation ("ProCap Financial") and Columbus Circle Capital Corp I, a Cayman Islands exempt company ("BRR"), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (as may be amended, the "Registration Statement"), which became effective on November 8, 2025, which includes a preliminary proxy statement of BRR and a prospectus (the "Proxy Statement ") in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the "Business Combination Agreement"), by and among ProCap BTC, ProCap Financial, BRR, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the "Business Combination"), (ii) a private placement of non-voting preferred units ("ProCap BTC Preferred Units") of ProCap BTC to certain "qualified institutional buyers" as defined in Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), or institutional "accredited investors" (as defined in Rule 506 of Regulation D)(such investors, "qualifying institutional investors") (the "Preferred Equity Investment") pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes ("Convertible Notes") issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the "Convertible Note Offering" and, together with the Preferred Equity Investment and the Business Combination, the "Proposed Transactions") pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of BRR as of the Record Date. BRR and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF BRR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BRR'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BRR, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

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Forward-Looking Statements

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MEDIA CONTACTS

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Dan Nash

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